UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

JAKKS Pacific, Inc.

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(Name of Issuer)

Common Stock, $.001 Par Value

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(Title of Class of Securities)

47012E106

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(CUSIP Number)

William Xu Zhang

c/o Hongkong Meisheng Culture Company Ltd

Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

p. +86-15397003086

With a copy to Ruth Jin, Esq.

The Jin Law Group PLLC

200 Park Avenue, Suite 1700, New York, NY 10166

P: 646 863 5903

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2017
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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 47012E106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hongkong Meisheng Culture Company Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong, China

7.	SOLE VOTING POWER

1,383,647

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,383,647

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,383,647

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14.	TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer.

The name of the Issuer is JAKKS Pacific, Inc., a Delaware corporation (the 'Issuer'). The address of the Issuer's principal executive offices is 2951 28th Street, Santa Monica, CA, 90405.

This schedule relates to the Issuer's Common Stock, par value $0.001 per share ('Shares').

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Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed by Hongkong Meisheng Culture Company Ltd, a Hong Kong corporation (the “'Reporting Person”). The principal business address of the Reporting Person is located at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. The Reporting Person specializes in making cartoons as well as developing and designing animation derivatives, and in producing the animation creative jewelry and festival accessories.

(d-e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of the Shares reported herein were derived from general working capital of the Reporting Person. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

The Reporting Person acquired Shares for investment purposes, because the Reporting Person believed that the Shares, when purchased, represented an attractive investment opportunity. The Issuer is one of the largest customers of the Reporting Person and the Reporting Person and the Issuer have a joint venture in Hong Kong, China.

The Reporting Person expect to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by it. Also, consistent with their investment intent, the Reporting Person may engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Hongkong Meisheng Culture Company Ltd owns 1,383,647 Shares, or 6.9% of the Shares of the Issuer, and the calculation is based upon the 20,002,003 Shares issued and outstanding as of November 9, 2016, according to the 10-Q filed November 9, 2016.

(b) Hongkong Meisheng Culture Company Ltd has the sole power to vote or direct the vote of 1,383,647 Shares to which this filing relates; and has the sole power to dispose or direct the disposition of 1,383,647 Shares to which this filing relates.

(c) Hongkong Meisheng Culture Company Ltd has not effected any other transactions in Issuer common stock during the past 60 days.

(d) No person other than Hongkong Meisheng Culture Company Ltd has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Inapplicable

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
Date

/s/ William Xu Zhang
Signature

William Xu Zhang, Investment Manager
Name/Title

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).